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                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805

December 21, 2007 - Submitted Electronically Via EDGAR

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Rebecca A.  Marquigny, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644


Re: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H INITIAL REGISTRATION STATEMENTS ON FORM N-4:
         Venture Opportunity A Share Variable Annuity ("Venture Opportunity A")
         - File nos. 333-146591 and 811-04113, and Venture Opportunity B Share Variable Annuity ("Venture Opportunity B") - File nos. 333-146698 and 811-04113

         JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A INITIAL REGISTRATION STATEMENTS ON FORM N-4
         Venture Opportunity A Share Variable Annuity ("Venture Opportunity A")
         - File nos. 333-146590 and 811-06584, and Venture Opportunity B Share Variable Annuity ("Venture Opportunity B") - File nos. 333-146699 and 811-06584

         EACH AS FILED WITH THE COMMISSION ON OCTOBER 10, 2007 (VENTURE OPPORTUNITY A) AND OCTOBER 15, 2007 (VENTURE OPPORTUNITY B)

Dear Ms. White and Ms. Marquigny:

This letter is in response to the comments you provided in your letters of December 10, 2007, for the captioned Registration Statements. We respond in the order of Ms. Marquigny's comments, as summarized below. The page numbers cited on these comments apply to the prospectus filed on 10/15/07, and may have changed in the current versions. Where appropriate, we have incorporated Ms. White's comments into Ms. Marquigny's. Ms. White's comments are identified with a parenthetical notation of the number, either alongside Ms. Marquigny's number or on their own. Except where



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otherwise stated, our responses apply to both Venture Opportunity A and Venture
Opportunity B. Again except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only and not in the final text.

Please note that the Variable Annuity Contracts identified in the registration statement as "Venture Opportunity Series A" are now named "Venture Opportunity A Share," and those identified as "Venture Opportunity Series B" are now named "Venture Opportunity B Share," and referred to in the prospectus as "Venture Opportunity A" and "Venture Opportunity B." Unless otherwise indicated, "Venture Opportunity" is used to refer herein to both contracts, and to both the John Hancock Life Insurance Company (U.S.A.) and the John Hancock Life Insurance Company of New York products.

COMMENT 1. (1.a.) General. Supplementally explain to the Staff why you have placed brackets around most of the numbers in the filing. Do you plan on changing them?

RESPONSE 1: We filed the registration statements with bracketed numbers representing maximum charges (including maximum current charges) in order to reserve the ability to revise such numbers downward based on further pricing analysis prior to the effective date of the offering. We also bracketed minimum Purchase Payment amounts for the same reason. The brackets have been removed, and any reductions in the numbers have been entered. Likewise, we bracketed the maximum $1 million Contract Value after a Purchase Payment in order to reserve the ability to revise that number upward based on further pricing analysis. Those brackets have been removed without any change in the number. Finally, we bracketed the assumed interest rate and minimum investment return built into the Contract in order to reserve the ability to refine those numbers to reflect any pricing adjustments.

COMMENT 2. Cover Page. Please clarify the sentence preceding the list of underlying portfolio options by identifying JHIMS LLC as the investment adviser to the John Hancock Trust.

RESPONSE 2:  The sentence has been revised to read:

         Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. JHIMS LLC is the investment adviser to the John Hancock Trust. We show the Fund's manager (i.e., subadviser) in bold above the name of the Fund:

COMMENT 3. (2): Glossary of Special Terms (pp. 1-2). Please clarify or capitalize and add definitions of the following terms to the glossary: withdrawal benefits (p, 5); Benefit Base (p. 5); Adjusted Benefit Base (p. 9); "ex-dividend" date (p. 22); proceeds (p. 29); Covered Person (p. 33); Target Amount (p. 33); Step-up (p. 33); Settlement Phase (p. 33); Reset (p. 34); Target Adjusted Amount (p. 36); Target Date (p. 40); and Unliquidated Purchase Payments (p, 48). Also, the first time a special term is used, consider adding a cross-reference if it is described in greater detail later in the prospectus.

Please consider defining, or cross-referencing the definitions of, the terms Associated



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Accounts, Cumulative Value, Target Amount and the terms on pages 34-35 of the prospectus.

RESPONSE 3: The following definitional elements in the prospectus (including any changes made in response to Comment 3) regarding each of the cited terms are as follows:

Withdrawal benefits -- there were only two instances of this term in the prospectus, and both were employed as short-hand references to "guaranteed minimum withdrawal benefits." We have therefore replaced "withdrawal benefits" with "guaranteed minimum withdrawal benefits" in each case:

         Under our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if your annual Withdrawal
         Amounts:
                   - exceed the Lifetime Income Amount in any year after the Lifetime Income Date, or
                   - exceed certain limits, that vary by Rider, before the Lifetime Income Date.
         We will pay guaranteed minimum withdrawal benefits automatically during a guaranteed minimum withdrawal benefit Rider's "Settlement Phase" that we describe in the "Optional Benefits" section of the Prospectus.

         You should consult with your financial professional to assist you in determining whether the Income Plus for Life -- Joint Life Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and at least one of the Covered Persons must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore this Rider limits the investment options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed minimum withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before purchasing an Income Plus for Life -- Joint Life Rider.

We have also added the following paragraph to the "Overview" section:

         WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

         For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.

         Guaranteed Minimum Withdrawal Benefit Riders

         Each of our optional guaranteed minimum withdrawal benefit Riders guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. For more details, see "VI. Optional Benefits." The guaranteed minimum withdrawal benefit Riders offered under the Contract are:

                   -  INCOME PLUS FOR LIFE, OR
                   -  INCOME PLUS FOR LIFE -- JOINT LIFE

          You may elect to purchase one of these optional benefit Riders, if available in your state. You may only elect one guaranteed minimum withdrawal benefit Rider. You may not be age 81 or



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         over to purchase Income Plus for Life, and the older of you and your spouse must not be age 81 or over to purchase Income Plus for Life -- Joint Life.

Finally, we have added a similar paragraph at the beginning of "VI. Optional Benefits":

         OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS
         Each of our guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. Each Rider guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. In particular, these Riders will permit you to withdraw up to the guaranteed annual amount for as long as a "Covered Person" lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase.

Benefit Base -- This term is defined in the "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions":

         BENEFIT BASE means:
                   -  a value we use to determine the Lifetime Income Amount.
                   - The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.

         We may reduce the Benefit Base to reflect withdrawals and Resets, and we may increase the Benefit Base to reflect Step-ups, Credits, Target Amount adjustments and additional Purchase Payments as provided in the Rider. The maximum Benefit Base is $5 million.

         Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

We have cross-referenced the first use of the term on page 5 to the definition, and added additional information on the Benefit Base, as follows:

         YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWAL AMOUNTS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING BENEFIT BASE (SEE "INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS") TO ZERO.

         The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base ($5 million). We will increase the Benefit Base by a Credit (referred to as a "Bonus" in the Contract) that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years.

Adjusted Benefit Base -- We have added a cross-reference to the notes on page 9 to direct the reader to the definition of this term:

         1 The current charge for the Income Plus for Life Rider is 0.60% of the Adjusted Benefit Base (see "Fee for Income Plus for Life" in "VI. Optional Benefits"). We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.
         2 The current charge for the Income Plus for Life -- Joint Life Rider is 0.60% of the Adjusted Benefit Base (see "Fee for Income Plus for Life -- Joint Life" in "VI. Optional Benefits"). We reserve the



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               right to increase the charge to a maximum charge of 1.20 % if the
               Benefit Base is "Stepped-up" to equal the Contract Value.

         FEE FOR INCOME PLUS FOR LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by any additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life fee will never exceed 1.20%.

"Ex-dividend" date -- we have added a definition (from the SEC's website) in the text:

         Where (a) is:
                  - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus
                  - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period. The "ex-dividend" date is normally set (for stocks) two business days before the record date, on or after which the seller, not the buyer, receives the next dividend payment.

Proceeds -- This term is generally used in the prospectus to refer to "death benefit proceeds," and we have replaced it with the latter term where appropriate. In a few other instances, when the term was used to mean something else, we have either deleted it or replaced it with a completely different word.

Covered Person -- We have added cross-references to the definition of this term in the following paragraphs:

     GMWB Alternate Annuity Option 1: Lifetime Income Amount with Cash Refund -- This Annuity Option is available if you purchase a Contract with the Income Plus for Life or an Income Plus for Life -- Joint Life Rider. For the Income Plus for Life -- Joint Life Rider, this Annuity Option is available only if one Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions"), not two, remains on the Rider at the Annuity Commencement Date.

     OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS
     Each of our guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. In particular, these Riders will permit you to withdraw up to a guaranteed annual amount, for as long as a Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase.

Target Amount -- We have inserted cross-reference to the section defining this term in the following paragraphs (from "Overview of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders"):

         We may increase the guarantee:
                  - by a "Credit" or "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders") if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;


                                       5
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         BENEFIT BASE means:
                  o   a value we use to determine the Lifetime Income Amount.
                  o The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.

         We may reduce the Benefit Base to reflect withdrawals and Resets, and we may increase the Benefit Base to reflect Step-ups, Credits, a Target Amount Adjustment (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders") and additional Purchase Payments as provided in the Rider. The maximum Benefit Base is $5 million.

This is the cross-referenced section:

         TARGET AMOUNT ADJUSTMENT. When you purchase Income Plus for Life, we establish a "Target Amount" for a potential increase in the Benefit Base on a "Target Date." For these purposes, the Target Date is the later of:
                  - the end of the first 10 Contract Years while the Income Plus for Life is in effect; or
                  - the Contract Anniversary on or next following the date the Covered Person attains age 69.

         The Target Amount is 200% of the initial Purchase Payment for your Contract. We will increase the Target Amount by 200% of all additional Purchase Payments made in the first Contract Year and 100% of all subsequent Purchase Payments you make, subject to our Purchase Payment limits, until the applicable Target Date. In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.

         If you take no withdrawals under your Contract from the Income Plus for Life Rider's effective date until the applicable Target Date, we will increase the Benefit Base to equal the greater of:
                  - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or
                  -   the Target Amount.

Step-up -- Upon its first use in the Overview section and in the text, we have inserted a cross-reference to the section defining this term:

         WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

         For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.

         Guaranteed Minimum Withdrawal Benefit Riders

         We will increase the Benefit Base by a Credit (referred to as a "Bonus" in the Contract) that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years. We also may increase or "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") the guaranteed minimum withdrawal benefit amounts on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee, by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE FIRST YEAR FOR CONTRACTS ISSUED WITH ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS.

         OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS



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

         Each of our guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. In particular, these Riders will permit you to withdraw up to a guaranteed annual amount, for as long as a "Covered Person" lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase. We may increase the guarantee:
                  - by a "Credit" or "Target Amount" adjustment if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;
                  - as a result of a "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") of the guarantee to reflect your then current Contract Value on certain Contract Anniversary dates; or
                  - if you make an additional Purchase Payment up to specified limits.

This is the definition to which the cross-references refer:

         STEP-UP means an increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.

Settlement Phase -- Upon its first use in the text, we have inserted a cross-reference to the section discussing this term:

         Purchase Payments
         RESTRICTIONS ON CONTRACTS WITH GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS. If you purchase an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, we restrict your ability to make additional Purchase Payments to the Contract. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1 million. We do not permit additional Purchase Payments during a Rider's "Settlement Phase" (see "Settlement Phase" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders "). Other limitations on additional Purchase Payments may vary by state.

Reset -- Upon its first use in the text, we have inserted a cross-reference to the section defining this term:

         Although these Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. If you take withdrawals for more than the annual amount permitted under the terms of the Rider you select, however, we may reduce ("Reset" -- see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") the guaranteed minimum amount.

This is the definition to which the cross-references refer:

         RESET means a reduction of the Benefit Base if you take Excess Withdrawals.

Target Adjusted Amount -- We understand this to refer to a "Target Amount Adjustment," and upon the first uses of this term in both the Income Plus for Life and Income Plus for Life -- Joint Life Overview sections, we have inserted a cross-reference to the section discussing this term:

         INCOME PLUS FOR LIFE

         OVERVIEW. The Income Plus for Life Rider provides a guaranteed minimum withdrawal benefit,



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         called the "Lifetime Income Amount" during the Accumulation Period. We calculate the Lifetime Income Amount on the Lifetime Income Date. If the Covered Person is age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 5% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 5% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. We may reduce the Lifetime Income Amount if you take withdrawals in excess of the Lifetime Income Amount. If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders"). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

         INCOME PLUS FOR LIFE -- JOINT LIFE

         (not available in New York or for Non-Qualified Contracts in New
         Jersey)
         OVERVIEW. The Income Plus for Life -- Joint Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. If both you and your spouse are age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 4.75% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 4.75% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life -- Joint Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as either Covered Person remains alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant. Because we provide our guarantee over the lifetime of two Covered Persons under the Income Plus for Life -- Joint Life Rider, we provide a lower Lifetime Income Amount than we do under the Income Plus for Life Rider.

         If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount Adjustment" (see "Target Amount Adjustment" in "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders"). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

Target Date -- For both the Income Plus for Life Rider and the Income Plus for Life -- Joint Life Rider, this term is used in the section in which it is defined, which is shown above in response to the definition for Target Amount. We have therefore made no changes to the text (except capitalizations as indicated).

Unliquidated Purchase Payments -- We have inserted a definition in the Glossary, and again in the paragraph discussing this term:

         WITHDRAWAL CHARGES

         If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than 7 complete Contract Years. We do not assess a withdrawal charge with respect

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         to i) earnings accumulated in the Contract, ii) any withdrawal guaranteed under a Rider attached to the Contract, iii) certain other "free Withdrawal Amounts" described below, iv) Purchase Payments that have been in the Contract more than 7 complete Contract Years, v) payment of the Death Benefit or vi) Required Minimum Distributions. In no event may the total withdrawal charges exceed 7.00% of the amount invested.

         We first allocate a withdrawal to a "free Withdrawal Amount" and second to "unliquidated Purchase Payments" (i.e., the amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date). We do not impose a withdrawal charge on amounts allocated to a free Withdrawal Amount. In any Contract Year, the free Withdrawal Amount for that year is the greater of:
                  - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year); and
                  - The accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

         Withdrawals of up to the free Withdrawal Amount may be withdrawn without the imposition of a withdrawal charge.

         If the amount of a withdrawal exceeds the free Withdrawal Amount, the excess will be allocated to Purchase Payments, which will be "liquidated" on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the amount of the withdrawal request which exceeds the free Withdrawal Amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next oldest second, etc., until the total Withdrawal Amount has been liquidated.

         Upon a full surrender of a Contract, we will liquidate the excess of all unliquidated Purchase Payments over the free Withdrawal Amount for purposes of calculating the withdrawal charge.

Associated Accounts -- This term is in Venture Opportunity A only. We have added the following definition to the Glossary (note also that we have changed "financial consultant" to "broker-dealer"):

         ASSOCIATED ACCOUNTS: The sources of your assets that are used to determine your Cumulative Value and applicable front-end sales charge. Associated Accounts include your variable annuity contracts issued by us through your broker-dealer that are currently in the accumulation phase and certain additional contracts or accounts identified by your broker-dealer's firm (see "Front-End Sales Charges" in "VII. Charges and Deductions).

In the "Front-End Sales Charges" section, we include the following disclosure on Associated Accounts:

         As of the date of this Prospectus, Associated Accounts include:

                      - the contract value of any other individual variable annuity contract issued by us, for which your broker-dealer's firm (through whom you purchased the Contract) is listed as the broker of record, that is:
                           (a) subject to a front-end sales charge; (b) in its accumulation period; and (c) either held by you as an owner or joint owner or held by a tax-deferred retirement plan and you or your spouse is named as the annuitant;

                      - any shares subject to a front-end sales charge (i.e., Class A shares) of a publicly offered retail mutual fund if: (a) your financial consultant's firm identifies and approves that retail mutual fund as associated with an underlying Fund family under a Contract held by you, your retirement plan, or your spouse's retirement plan; (b) the shares are held by you as owner or joint owner; and (c) your broker-dealer's firm is listed as the broker of record for the investment in the retail mutual fund; and

                      - any additional investment accounts that may qualify as Associated Accounts in accordance with our current administrative policies (that we determine with your broker-dealer's firm).

         We require your broker-dealer's firm to verify each Associated Account's value at the time you make a Purchase Payment before we include that amount in your Cumulative Value. John Hancock USA or John Hancock NY, as appropriate, will credit the combined value of all Associated Accounts identified and verified by your broker-dealer's firm to determine whether your Cumulative Value qualifies you for a reduced sales charge on your Purchase Payment, as shown in the following table:

Cumulative Value -- This term is in Venture Opportunity A only. We have added the following definition to the Glossary:

         CUMULATIVE VALUE: This is the amount we use to determine your applicable front-end sales charge. Cumulative Value is equal to your current Purchase Payment plus your existing Contract Value plus the value of any Associated Accounts.

COMMENT 4: What are my investment choices? (p. 4). Please revise the fourth sentence of the first paragraph under this heading. As stated, investors could be misled about the cumulative impact contract fees will have on investment experience over time.

RESPONSE 4:  The paragraph is revised as follows:

         You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund (reduced by certain charges we deduct - see "III. Fee Tables"). Except for those charges, your investment experience will be the same as if you had invested in a Fund directly and reinvested all Fund dividends and distributions in additional shares. Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select.

COMMENT 5 (3): Fee Tables - Generally (pp. 8-9). So as not to obscure the required fee table information, please present all tables together and all footnotes at the bottom of the appropriate page or following the last table.

RESPONSE 5: We have made the formatting changes to the table columns. We found that when we put the notes at the bottom of the page, there was too much separation from the tables to which they referred. Instead, we have doubled the white space between each table and its respective footnotes to assure that the table information will not be obscured by the notes.

COMMENT 6: Periodic Fees & Expenses Table (p. 9).
a. Inconsistency. Footnote 2 and the parenthetical under "Annual Separate Account Expenses" are inconsistent. Please clarify whether the charges are a percentage of the value invested in the Variable Investment Options or a percentage of Contract Value

(defined to include all Investment Options, variable, DCA and any other applicable account).

RESPONSE 6A: We have deleted the parenthetical referring to the percentage of Contract Value, since there could be funds in a DCA option and the Separate Account expenses would not apply to those funds.

b. Fees deducted from Contract Value. Please include the Income Plus For Life ("Income+") Rider and Income Plus for Life - Joint Life ("Jt. Income+) Rider charges in the first table on page 9 under "Optional Benefits." The table should indicate the value to which the charge percentage applies (here, that appears to be the Adjusted Benefit Base). In a footnote, clarify that the charges for the Income+ and Jt. Income+ Riders (collectively, "Income+ Riders") are deducted from both variable and fixed account investment options.

RESPONSE 6B: We have added the following line item to the Fee Table:

         Optional Guaranteed Minimum Withdrawal Benefit Rider Fee(3)....0.60%(4)

Because this fee is not a Separate Account expense as such, we inserted it in "Optional Benefits" below "Total Annual Separate Account Expenses," and then included a "Total Fees and Expenses other than Fund Expenses" sum of all listed charges.

The following page shows the newly-configured Fee Table.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

--------------------------------------------------------------------------------
ANNUAL CONTRACT FEE(1)                                                      $30
================================================================================
ANNUAL SEPARATE ACCOUNT EXPENSES(2)

   Mortality and Expense Risks Fee                                         1.20%
   Daily Administration Fee (asset based)                                  0.15%
                                                                           ----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)                               1.35%
   (With No Optional Riders Reflected)
================================================================================
OPTIONAL BENEFITS

   Optional Annual Step Death Benefit Fee                                  0.20%
                                                                           ----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)                               1.55%
   Optional Guaranteed Minimum Withdrawal Benefit Rider Fee(4)             0.60%

   TOTAL FEES AND EXPENSES OTHER THAN FUND EXPENSES                        2.15%
--------------------------------------------------------------------------------


1 The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of its assessment the Contract Value is greater than or equal to $50,000.
2    A daily charge reflected as a percentage of the Variable Investment
     Options.
3 Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee, as applicable.
4 The charge for the Income Plus for Life and Income Plus for Life -- Joint Life Riders is deducted from both variable and, if applicable, DCA fixed account Investment Options. This is an annual charge reflected as a percentage of the Adjusted Benefit Base.

--------------------------------------------------------------------------------
FEES DEDUCTED FROM CONTRACT VALUE
Optional Guaranteed Minimum Withdrawal Benefit Riders
(You may select only one of the following. We deduct the fee on an annual basis from Contract Value.)
--------------------------------------------------------------------------------
                                              INCOME PLUS FOR LIFE -- JOINT LIFE
                    INCOME PLUS FOR LIFE(1)    (NOT AVAILABLE IN NEW YORK)(2)
---------------------------------------------------------------------------------
   Maximum Fee              1.20%                          1.20%
   Current Fee              0.60%                          0.60%
---------------------------------------------------------------------------------


1 The current charge for the Income Plus for Life Rider is 0.60% of the Adjusted Benefit Base. We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.
2 The current charge for the Income Plus for Life -- Joint Life Rider is 0.60% of the Adjusted Benefit Base. We reserve the right to increase the charge to a maximum charge of 1.20 % if the Benefit Base is "Stepped-up" to equal the Contract Value.

c. Maximum Total Annual Separate Account Expenses. In disclosing the Total Annual Separate Account Expenses, please add the expenses for all options that are not mutually exclusive. For the two Income+ Riders, assume that the Adjusted Benefit Base and total Variable Investment Option value are equal and add a footnote to this effect or explain to the Staff why this is not appropriate. Also, please modify the Expense Example disclosure and figures the same way.

RESPONSE 6C: As indicated in our response to Comment 6b, we have included the Income Plus Rider fee in the "Total Fees and Expenses other than Fund Expenses" line below the Total Annual Separate Account Expenses. The Examples do show the option combinations that are not mutually exclusive. Example 1 reflects the application of our actual expenses, which we believe to be a more conservative and accurate scenario. The revised description of Example 1 is as follows:

         EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT RIDERS

         The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and Rider fees, and the maximum fees and expenses of any of the Funds. Please note that the Rider fees are reflected as a percentage of the Adjusted Benefit Base, which may vary in value from the total Variable Investment Option value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

COMMENT 7(4): Underlying Fund Expenses (pp. 10. 11-12). Please revise the expense examples and the detailed portfolio fund fee table so that each reflects only those contractual expense reimbursements extending a year beyond the date of the prospectus.
COMMENT (5): Examples (p. 9). Please disclose whether the examples reflect any contractual expense reimbursements and, if so, confirm that the reimbursements are reflected only for the period in place.

RESPONSE 7: The examples do not reflect expense reimbursements and we have added disclosure to this effect in the descriptions of the Expense Table, the Examples and the Fund Fee Table:

         THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. NEITHER THE MINIMUM NOR MAXIMUM EXPENSES REFLECT ANY EXPENSE REIMBURSEMENTS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

         EXAMPLES

         We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders. Neither of the Examples reflects any Fund expense reimbursements.

         THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. THE TABLES SHOW ONLY THOSE CONTRACTUAL EXPENSE REIMBURSEMENTS EXTENDING A YEAR BEYOND THE DATE OF THIS PROSPECTUS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.

COMMENT 8: Value of Accumulation Units (p. 22). Do any of the underlying funds regularly determine net asset value at a time other than when the New York Stock Exchange ("NYSE") closes? If so, please identify these funds and the time they close. Otherwise, please define the end of a Business Day as the time the NYSE closes, generally 4:00 p.m. Eastern Time.

RESPONSE 8: The underlying funds normally determine net asset value as of the time the NYSE closes -- 4:00 p.m. Eastern Time. As you instruct, therefore, we have adopted this as the definition of the end of a Business Day:

         BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

Consequently, under "Telephone and Electronic Transactions," we have made the following change:

         All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of any Business Day, will usually be effective at the end of that day.

Also, in "Value of Accumulation Units,":
         The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.

         We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, Withdrawal Amount or transfer transaction only if:

                  - your Purchase Payment transaction is complete before the close of daytime trading of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day; or
                  - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

COMMENT 9: Transfers Among Investment Options (pp. 22-23). In the fourth bullet point on page 23, please delete the phrase "and out of." See Section 22e of '40 Act and Rule 22c-l thereunder. Also, in the sentence that follows, please indicate more specifically the circumstances in which Registrant would be "unable to purchase or redeem shares of the Funds" or provide a cross reference indicating where this situation is discussed.

RESPONSE 9: We have deleted the phrase indicated in your first comment. The circumstances to which you allude in your second comment would be those listed in Section 22(e), which we enumerate in the "Withdrawals" section that follows. We have added a cross-reference to this section.

         We reserve the right to take other actions to restrict trading, including, but not limited to:
                  - restricting the number of transfers made during a defined period;
                  -   restricting the dollar amount of transfers;
                  - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and
                  -   restricting transfers into certain Sub-Account(s).

         In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds (see "Withdrawals" below for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

This is the paragraph in "Withdrawals" to which we refer:

         We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:
                  - the New York Stock Exchange is closed (other than customary weekend and holiday closings);
                  -   trading on the New York Stock Exchange is restricted;
                  - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or
                  - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

COMMENT 10: Distribution of Death Benefits (pp. 26-27). If correct, please state that death benefit proceeds will be paid in a lump sum unless an alternative payment method is requested. Otherwise, identify the default form of payment.

RESPONSE 10: We have revised this section to clarify our procedures for default, and to describe our administrative procedures for distributing lump-sum payments:

         Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals"). Beneficiaries who opt for a lump sum payout of their portion of the death benefit will receive the funds in a John Hancock Safe Access Account (JHSAA). Similar to a checking account, the JHSAA provides the beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Note, however, that a JHSAA is not a true checking account as the beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

         If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken, the Contract will continue, subject to the following:
                  -   The Beneficiary will become the Owner.
                  - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.
                  -   No additional Purchase Payments may be made.
                  - We will waive withdrawal charges for all future distributions.
                  - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.
                  - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options"). If distribution is not made as an annuity, upon the death of the Beneficiary, the death benefit will equal the Contract Value and must be distributed immediately in a single sum.
                  - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

COMMENT 11: Pay-out Period Provisions - General (p. 27). Please identify the earliest annuity commencement date. See Item 8(b).

RESPONSE 11: We have revised the "General" section of "Pay-out Period Provisions" as follows:

         Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract's Annuity Commencement Date (the first day of the Pay-out Period). The Annuity Commencement Date is the date specified on your Contract's specifications page, unless you change that date. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. The Annuity Commencement Date may be changed at any time before annuity payments begin. The new Annuity Commencement Date may not be later than the specified Maturity Date unless we consent. Annuity Commencement and Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "VIII. Federal Tax Matters."). Distributions may be required from Qualified Contracts before the Annuity Commencement Date.

COMMENT 12: Full and Partial Surrenders During the Pay-out Period (p. 29). The first sentence in each section refers to Option 5 but describes Option 7. Please correct the references. At the bottom of page 29, you state that you will "reduce the remaining annuity payments during the remaining Period Certain" if a contract owner takes only part of his or her commuted value during a Period Certain Payout. Please explain how that reduction is calculated and its impact on future income payments.

RESPONSE 12: In regard to your first comment, the references have been corrected to say Option 7. Regarding the second comment, we have added the following language at the end of "Partial Surrenders During the Pay-out Period":

         If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal (a)x{1-(b)/(c)/(d)}, where

                  (a) equals the number of Annuity Units used to determine future payments before the commutation;
                  (b) equals the dollar amount requested to be paid out as part of the commutation;
                  (c) equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and
                  (d) equals the Annuity Unit value on the day of the commutation is executed.

         For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving that 400 for 10 years, (c) equals the present value of 400 for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400x(1-$20,000/3412.08/$12.50) = 212.43 units a year for 10 years.

COMMENT 13(6). Fixed Annuity Options (p. 30).
a. Applicable Annuity Table. Please clarify the statement in the second paragraph that "[i]f you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering."

RESPONSE 13a: For annuity options that are not guaranteed, we will provide the option at the current Single Premium Immediate Annuity rate. Therefore we have changed the second paragraph in this section as follows:

     We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the current Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.

b. Required Investment Return. Please clarify the statement at the bottom of the page that the "smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 4.45%."

RESPONSE 13b: The initial variable annuity payment is determined using a 3% assumed rate. Subsequent payments will increase if the net investment return is higher than 3% and will decrease if the net investment return is less than 3%. In order to guarantee a level payment and a net return of 3% after the 0.80% asset charges, the investment return must be 3.83%. (Updated values in the current version.)

COMMENT 14. Overview of Income Plus for Life... Riders (p. 33).
a. Relationship to Annuitization. Please add disclosure clarifying the relationship between the Income+ riders and annuitization. It should explain difference between annuity payments and payments under the Income+ riders and how rider payments affect the value upon which annuitization payments will be based.

RESPONSE 14a: We have replaced the "Additional Annuity Options" and "Tax Considerations" sections with the following section called "Comparison between Guaranteed Minimum Withdrawal Benefits and Annuity Payments":

     If you choose to take withdrawals under one of our guaranteed minimum withdrawal benefit Riders, it is not the same as receiving annuity payments upon annuitization (as described in "Pay-out Period Provisions" in "V. Description of the Contract").

     When you take withdrawals:
         -    you will have the flexibility to start and stop withdrawals;
         - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);
         - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any; and

         - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

     When you annuitize:
         - you will receive annuity payments that will be fixed in amount (or in the number of units paid if you choose Variable Annuity payments);
         - your annuity payments will not vary in timing once they commence (for as long as we are due to pay them to you);
         -    you will no longer have access to the Contract Value; and
         - your Annuity Payments may receive more favorable tax treatment than guaranteed minimum withdrawal benefits. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

     In addition to the traditional Annuity Options we provide under the Contract, we provide additional Annuity Options for Contracts issued with a guaranteed minimum withdrawal benefit Rider. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. These additional Annuity Options are designed so that you will receive annuity payments that are no less than the Lifetime Income Amount at the time of annuitization, but you could receive larger payments, depending on the your investment experience prior to annuitization. The Annuity Options available to you are described in detail in "Pay-out Period Provisions" in "V. Description of the Contract."

b. Availability. If an Income+ rider must be elected at issue, please insert the word "only" between "may" and "elect'o in the first sentence of the "Availability" section. Otherwise, clarify when the riders may be elected after issue.

RESPONSE 14b: We have made the suggested change, and to preserve the meaning of the sentence have added an additional qualifier:

         You may only elect an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider at the time you purchase a Contract, and only provided:
                   - the Rider is available for sale in the state where the Contract was sold;
                   - you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the Rider; and
                   - you (and any other Covered Person) comply with the age restrictions we may impose for the Rider.

COMMENT 15. Impact on Benefit Base and Lifetime income Amount (p. 34). Please provide an illustration of the Benefit Base calculations reflecting each of the first five bullet points under this heading. Using appropriate dates, assume:
(a) the first purchase payment is made after the Lifetime Income Date and before any resets or step ups; (b) the next purchase payment follows a reset date; (c) the third purchase payment is made after the effective date of a Step-up; and
(d) any other facts necessary to show how each bullet point affects the calculation.

RESPONSE 15: We have incorporated the following examples in Appendix B:

EXAMPLE 1d. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.

----------------------------------------------------------------------------------------------------
                LIFETIME
                 INCOME
                 AMOUNT                                                                   LIFETIME
CONTRACT         BEFORE       PURCHASE    WITHDRAWAL     HYPOTHETICAL                      INCOME
  YEAR        TRANSACTION     PAYMENTS      TAKEN       CONTRACT VALUE    BENEFIT BASE     AMOUNT
----------------------------------------------------------------------------------------------------
At issue                      $100,000     $    --         $100,000         $100,000       $5,000
----------------------------------------------------------------------------------------------------
    1            5,000               0      10,000(1)        85,000           85,000(1)     4,250(1)
----------------------------------------------------------------------------------------------------
    2            4,250          10,000(2)        0           93,500           95,000(2)     4,75092)
----------------------------------------------------------------------------------------------------
   12            4,750               0           0          120,000          120,000        6,000
----------------------------------------------------------------------------------------------------
   13            6,000          10,000(3)        0          130,000          130,000(3)     6,500(3)
----------------------------------------------------------------------------------------------------
   14            6,500           0           6,500          123,500          130,000        6,500
----------------------------------------------------------------------------------------------------
   15            6,500          10,000(4)        0          130,000          133,500(4)     6,675(4)
----------------------------------------------------------------------------------------------------
   16            6,675               0           0          125,000          133,500        6,675
----------------------------------------------------------------------------------------------------

(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,000. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will reset to 5% of the new Benefit Base (.05 x $85,000 = $4,250).
(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .05 x $95,000 = $4,750.
(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-Up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .05 x
    $130,000 = $6,500.
(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,500 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,500 ($130,000 + $10,000
    - $6,500). The new Lifetime Income Amount is .05 x $133,500 = $6,675.

EXAMPLE 2d. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.

----------------------------------------------------------------------------------------------------
                LIFETIME
                 INCOME
                 AMOUNT                                                                   LIFETIME
CONTRACT         BEFORE       PURCHASE    WITHDRAWAL     HYPOTHETICAL                      INCOME
 MONTH        TRANSACTION     PAYMENTS      TAKEN       CONTRACT VALUE    BENEFIT BASE     AMOUNT
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
At issue                      $100,000      $    --        $100,000        $100,000        $4,750
----------------------------------------------------------------------------------------------------
    1            4,750               0       10,000(1)       85,000          85,000(1)      4,038(1)
----------------------------------------------------------------------------------------------------
    2            4,038          10,000(2)          0         93,500          95,000(2)      4,513(2)
----------------------------------------------------------------------------------------------------
   12            4,513               0             0        120,000         120,000         5,700
----------------------------------------------------------------------------------------------------
   13            5,700          10,000(3)          0        130,000         130,000(3)      6,175(3)
----------------------------------------------------------------------------------------------------
   14            6,175               0         6,175        123,825         130,000         6,175
----------------------------------------------------------------------------------------------------
   15            6,175          10,000(4)          0        130,000         133,825(4)      6,357(4)
----------------------------------------------------------------------------------------------------
   16            6,357               0             0        125,000         133,825         6,357
----------------------------------------------------------------------------------------------------

(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $4,750. The Benefit Base will be reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will reset to 4.75% of the new Benefit Base (.0475 x $85,000 = $4,038).

(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .0475 x $95,000 = $4,513.

(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-Up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .0475 x
    $130,000 = $6,175.

(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,175 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,825 ($130,000 + $10,000
    - $6,175). The new Lifetime Income Amount is .0475 x $133,825 = $6,357.

We also have included the following cross-reference in "Impact on Benefit Base and Lifetime Income Amount":

         Examples 1d and 2d in "Appendix B: Guaranteed Minimum Withdrawal Benefit Examples" illustrate how each of these transactions affect the Benefit Base and Lifetime Income Amount.

COMMENT 16 (7). Lifetime Income Date (p. 36). If correct, please change "Life Income Amount" to Lifetime Income Amount in the sentence defining Lifetime Income Date.

RESPONSE 16: We have made the correction.

COMMENT 17. Available Model Allocations (pp. 37-38). Please provide additional disclosure describing each of the requirements and limitations you impose on investments in the Model Allocations. The disclosure should identify the percentages and funds involved, the name of the entity selecting the funds and establishing the percentages, and any limitations or requirements for transfers out of a restricted model. In your response letter to the Staff, please explain whether you intend these models to be static or dynamic and how they will function so they will satisfy that designation.

RESPONSE 17: We have populated each of the Model Allocations with its Funds and percentage allocations. We have made the changes shown below to the text in this section, and deleted several lines that were at best repetitive and at worst confusing. We have separated the final three lines of text in this section into a new section entitled "Future Transfers and Additional Purchase Payment Allocations," because this information applies to more than the Model Allocations alone. Without the potentially confusing information that we have eliminated, we think the disclosure as altered identifies the elements listed in your comment. We are the entity that selects the Funds and establishes percentages, and the Models are static, as reflected in our disclosure:

         Available Model Allocations
         You may allocate your entire Contract Value to any one of the Model Allocations we make available to you, as shown below, and you may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. You must, however, rebalance your entire Contract Value allocated to your selected Model Allocation on a quarterly basis. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation if available or 100% to any one, or any combination of, the available individual Investment Options.

         The currently available Model Allocations are: [table]

         NONE OF THE MODEL ALLOCATIONS IS A FUND-OF-FUNDS. A MODEL ALLOCATION MAY EXPERIENCE VOLATILITY IN ITS INVESTMENT PERFORMANCE OR LOSE MONEY, DEPENDING ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS, BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.

         Future Transfers and Additional Purchase Payment Allocations
         WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Net Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.

COMMENT 18. Impact 0f Withdrawals (pp. 39-40). Please add a practical, plain English explanation of how the Reset calculation could affect a contractowner's future Lifetime Income Amount. If withdrawal charges could cause total Withdrawal Amounts to exceed the Lifetime Income Amount during a Contract Year please state this. Please clarify these same points with respect to the impact of withdrawals on the Guaranteed Minimum Death Benefit.

RESPONSE 18: We have added the following language in bold before the first box in "Impact of Withdrawals":

         IF YOU TAKE AN EXCESS WITHDRAWAL BEFORE THE LIFETIME INCOME DATE, IT COULD LOWER YOUR FUTURE LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR FUTURE LIFETIME INCOME AMOUNT.

We have also added language in that section to the third paragraph following the box:

         After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 5% of the new Benefit Base. We also will Reset the Benefit Based and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during the same Contract Year. IF YOU TAKE AN EXCESS WITHDRAWAL, IT COULD LOWER YOUR LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR LIFETIME INCOME AMOUNT.

With respect to your second comment, withdrawal charges cannot cause a withdrawal to exceed the Lifetime Income Amount, and we have added language as such in that same section:

         We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount. Any applicable withdrawal charges cannot cause a withdrawal to exceed the Lifetime Income Amount.

COMMENT 19. "Target Amount" Adjustment (p. 40). Please add a practical, plain English explanation of why the "Target Amount" is important to a contractowner and what actions he or she can take that may increase or decrease the benefit it may provide to the contractowner. To the extent possible, please describe the circumstances in which it would be more beneficial for a contractowner to take withdrawals prior to the Target Date and the circumstances in which a contractowner would benefit from waiting until after the Target Date to take withdrawals.

RESPONSE 19: We have added a box at the end of "Target Amount Adjustment" with the following wording:

         The Target Amount Adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount Adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.

COMMENT 20. Settlement Phase (p. 41). Please add language specifically stating that the contractowner can not annuitize once the Settlement Phase begins.

RESPONSE 20: We have made the recommended disclosure in the second paragraph in "Settlement Phase":

         During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life benefit during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

COMMENT 21. Income+ for Life - Joint Life: Overview (p. 42). Please add a practical, plain English summary of the main differences between this rider and the non-Joint Life version. The new disclosure should cover the differences in benefits, cost, and limitations imposed by each.

RESPONSE 21: We have added the following language to the beginning of "Overview" in "Income Plus for Life - Joint Life":

     THREE MAIN DIFFERENCES BETWEEN INCOME PLUS FOR LIFE - JOINT LIFE AND INCOME PLUS FOR LIFE ARE:
         - INCOME PLUS FOR LIFE - JOINT LIFE OFFERS A LIFETIME INCOME AMOUNT OF 4.75%, WHERE INCOME PLUS FOR LIFE OFFERS A LIFETIME INCOME AMOUNT OF 5%;
         - INCOME PLUS FOR LIFE - JOINT LIFE GUARANTEES WITHDRAWALS FOR THE LIFE OF TWO COVERED PERSONS (SPOUSES), COMMENCING ON THE ANNIVERSARY AFTER THE YOUNGER SPOUSE ATTAINS AGE 59 1/2, WHERE INCOME PLUS FOR LIFE GUARANTEES WITHDRAWALS FOR THE LIFE OF ONE COVERED PERSON, COMMENCING ON THE ANNIVERSARY AFTER THAT PERSON ATTAINS AGE 59 1/2;

         - THE AGE REQUIREMENT FOR THE TARGET AMOUNT ADJUSTMENT (IN ADDITION TO THE TEN-YEAR WAIT REQUIREMENT) FOR INCOME PLUS FOR LIFE - JOINT LIFE IS BASED ON THE ANNIVERSARY AFTER THE YOUNGEST SPOUSE ATTAINS AGE 69 1/2, WHERE THE TARGET AMOUNT ADJUSTMENT AGE REQUIREMENT (ALSO IN ADDITION TO THE TEN-YEAR WAIT REQUIREMENT) FOR INCOME PLUS FOR LIFE IS BASED ON THE ANNIVERSARY AFTER THE SINGLE COVERED PERSON ATTAINS AGE 69 1/2.

COMMENT 22. Distribution of Contracts (pp.- 58-59). Please clarify whether Registrant receives any 12b-1 fees from any funds underlying one of the fund-of-funds offered through the contract.

RESPONSE 22: The John Hancock Trust funds-of-funds currently only purchase classes of shares of funds that do not have 12b-1 fees, but we are not restricted from owning funds with 12b-1s. In a case where the underlying funds of a fund-of-funds have 12b-1s, we do not receive such fees at the Fund level. We have revised the disclosure in the fourth paragraph of "Distribution of Contracts" accordingly:

         JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Fund's or fund-of-fund's (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

COMMENT 23(8). Representations We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

       - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
       - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, docs not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
       - the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

RESPONSE 23: We expect to file another pre-effective amendment to the captioned Registration Statements, at which time we will request acceleration of the effective date. In conjunction with that request for acceleration, the Registrant is prepared to make the following representations:

The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;
     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADDITIONAL CHANGES SINCE INITIAL REGISTRATION STATEMENT: In addition to the changes listed in our Responses to your Comments, we have made the following changes to the prospectuses:

     - We have worked with the broker-dealer to determine the final investment platform for the Contracts;
     - We have instituted a waiver of the administrative fee (applied pro rata to annuity payments) in cases where the Contract Value to effect an annuity is at least $50,000;
     - For Venture Opportunity A, as indicated in Response 1 with regard to Associated Accounts, we have limited such accounts to those issued by us through the Contractowner's broker-dealer;
     - We have added the concept of a "Withdrawal Amount" in order to clarify our disclosure regarding withdrawals and their applicable withdrawal charges, taxes and proportional shares of administration fee;
     - We lowered the ranges of standard compensation from 7% to 6% of Purchase Payments, and from .75% to .5% annually of the values of Contracts attributable to such Purchase Payments; and
     - We worked with the broker-dealer to improve the terminology and clarity of the Examples throughout the prospectuses.

In addition to the changes listed above, we made numerous minor editorial changes and corrections.

Please do not hesitate to contact me on any matters regarding John Hancock's Venture

Opportunity Variable Annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.


                                               Very truly yours,


                                               /s/ Thomas J. Loftus

                                               Thomas J. Loftus
                                               Senior Counsel -- Annuities